REGEN BIOPHARMA, INC.

4700 Spring Street, Suite 304, La Mesa, California, 91942

May 02, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Doris Stacey Gama

Re: Regen Biopharma, Inc.

Registration Statement on Form S-1

Filed April 13, 2023

File No. 333-271234

Dear Ms. Gama,

In response to the comments of the Staff (the “Staff”) as set forth in its letter dated April 27, 2023 (the “Comment Letter”) relating to the Registration Statement on Form S-1 of Regen Biopharma, Inc. (The "Company") and as per your conversation with Joseph G. Vaini on April 27, 2023 the Company has made the following revisions/ additions to the Registration Statement.

1)	The Company has removed all verbiage which may be interpreted as a prediction of efficacy as it may pertain to any product candidate of the Company
2)	The Company has included the following statement within the Registration Statement within the relevant sections of the Registration Statement

“None of the abovementioned statements regarding any of our products in development are intended to be a prediction or conclusion of efficacy. No clinical trials on our product candidates have commenced so no conclusions of efficacy can be made. “

3)	The Company has included financial statements for the quarter ended March 31, 2023 within the Registration Statement and has updated relevant sections of the Registration Statement ( eg MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, DILUTION) to reflect this inclusion.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/David R. Koos

David R. Koos,

Chairman & CEO

CC: William Aul